Filed Pursuant to Rule 424(b)(3)

Registration No. 333-286386

PROSPECTUS SUPPLEMENT NO. 2

(To Prospectus dated April 10, 2025)

Mobile Infrastructure Corporation

Up to 37,626,865 Shares of Common Stock

Warrants to Purchase 2,553,192 Shares of Common Stock

This prospectus supplement is being filed solely to update and supplement the information contained in the section of the prospectus, dated April 10, 2025, as previously supplemented by Prospectus Supplement No. 1 dated May 9, 2025 (the “Prospectus”) titled “Selling Securityholders” to reflect the addition of certain selling securityholders, as set forth herein.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their permitted transferees of:

(A)	up to 37,626,865 shares of our common stock, par value $0.0001 per share (the “Common Stock”), consisting of:

(i)	3,937,246 shares of Common Stock originally issued as merger consideration to Color Up, LLC in connection with the consummation of the Merger (as defined in this prospectus) based upon an implied equity consideration value of $10.00 per share; in 2021, Color Up, LLC purchased 2,624,831 shares of Legacy MIC Common Stock (as defined in this prospectus) at a price of $11.75, which shares of Legacy MIC Common Stock were exchanged in the Merger for the 3,937,246 shares of Common Stock for an effective price per share of approximately $7.83;

(ii)	up to 2,553,192 shares of Common Stock issuable upon the exercise of 2,553,192 warrants to purchase Common Stock (the “Warrants”) at an exercise price of $7.83 per share, which were initially warrants to purchase 1,702,128 shares of Legacy MIC Common Stock (as defined in this prospectus) at an exercise price of $11.75 per share, and which were assumed and converted into the Warrants in connection with the Merger;

(iii)	907,000 shares of Common Stock issued upon the conversion of Class A ordinary shares, par value $0.0001 per share (“FWAC Class A Shares”), of Fifth Wall Acquisition Corp. III, a Cayman Islands exempted company (“FWAC”), in connection with the Domestication (as defined in this prospectus) that were originally purchased by Fifth Wall Acquisition Sponsor III LLC, a Cayman Islands limited liability company (“Sponsor”), in a private placement, which occurred simultaneously with the initial public offering of FWAC, at $10.00 per share (the “Private Placement Shares”) for an aggregate purchase price of $9,070,000;

(iv)	1,990,000 shares of Common Stock issued upon the conversion of Class B ordinary shares, par value $0.0001 per share (“FWAC Class B Shares”), of FWAC, in connection with the Domestication, originally purchased by the Sponsor for approximately $0.003 per share, comprised of (a) 1,900,000 shares of Common Stock held by the Sponsor and (b) 90,000 shares of Common Stock transferred by the Sponsor to three former directors of FWAC;

(v)	13,787,462 shares of Common Stock issued upon the conversion of 46,000 shares of our Series 2 Convertible Preferred Stock, par value $0.0001 per share (the “Series 2 Preferred Stock”) on December 31, 2023, which Series 2 Preferred Stock was purchased by the Preferred PIPE Investors (as defined in this prospectus) for $1,000 per share for an aggregate purchase price of $46,000,000 (the “Preferred PIPE Investment”), inclusive of 1,253,404 shares of Common Stock issued to the Preferred PIPE Investors upon the conversion of Dividends (as defined in this prospectus), resulting in an effective purchase price of approximately $3.34 per share of Common Stock;

(vi)	up to 9,381,458 shares of Common Stock issued upon our election to issue shares of Common Stock in lieu of cash payments upon redemption of Common Units (as defined in this prospectus);

(vii)	up to 4,570,507 shares of Common Stock issuable in the event of our election to issue shares of Common Stock in lieu of cash payments upon redemption of Common Units;

(viii)	up to 500,000 shares of common stock issued as consideration for the Lenders’ (as defined in this prospectus) commitment to provide the Revolving Facility (as defined in this prospectus), valued at approximately $1.8 million based on the closing price of our Common Stock on the date of issuance; and

(B)	the Warrants.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

Our Common Stock is listed on The Nasdaq Stock Market LLC under the symbol “BEEP.” On October 7, 2026, the closing price of our Common Stock was $2.80. The entirety of the Warrants is expired as of the date of this prospectus supplement.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and are subject to reduced public company reporting requirements. The Prospectus and this prospectus supplement comply with the requirements that apply to an issuer that is an emerging growth company.

See the section titled “Risk Factors” beginning on page 4 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities that may be offered under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 8, 2026.

REDEMPTION OF COMMON UNITS

On September 24, 2026, the Company issued 24,271 shares of Common Stock to Taft Holdings LLC (the “Additional Selling Securityholder”) in lieu of cash payments upon the redemption of 24,271 Common Units.

SELLING SECURITYHOLDERS

The “Selling Securityholders” table previously presented on page 6 of the Prospectus and the applicable footnotes thereto are hereby amended and supplemented by this prospectus supplement solely to add the Additional Selling Securityholder set forth below. Except as expressly set forth herein, this prospectus supplement does not update information regarding sales or other changes in holdings of any other selling securityholder.

	Common Stock
Name of Selling Securityholder	Shares Beneficially Owned Prior to Offering	Shares Registered for Sale in Offering	Shares Beneficially Owned After Offering	Percent Owned After Offering
Taft Holdings LLC(23)	24,271	24,271	—	—

(23)	Consists of 24,271 shares of Common Stock issued in lieu of cash payments upon the redemption of 24,271 Common Units by Taft Holdings LLC. Mr. Thomas W. Taft has sole voting and dispositive power over the shares held by Taft Holdings LLC.